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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Advanced Energy Industries, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

007973 10 0

(Cusip Number)

August 9, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 007973 10 0

1.	Name of Reporting Person: Douglas S. Schatz & Jill E. Schatz Family Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: WYOMING

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 10,857,782

		6.	Shared Voting Power: 180,000

		7.	Sole Dispositive Power: 10,857,782

		8.	Shared Dispositive Power: 180,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,037,782

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 34.3%

12.	Type of Reporting Person (See Instructions): OO

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13G

Item 1.
	(a)	Name of Issuer:
Advanced Energy Industries, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
1625 Sharp Point Drive Fort Collins, CO 80525

Item 2.
	(a)	Name of Person Filing:
Douglas S. Schatz & Jill E. Schatz Family Trust
	(b)	Address of Principal Business Office or, if none, Residence:
c/o Lochland Management Company 1 Old Town Square, Suite 302 Fort Collins, CO 80525
	(c)	Citizenship:
Wyoming
	(d)	Title of Class of Securities:
Common Stock, $0.001 par value
	(e)	CUSIP Number:
007973 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☐ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
11,037,782 shares
(b) Percent of class:
34.3%
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
10,857,782
(ii) Shared power to vote or to direct the vote:
180,000**
(iii) Sole power to dispose or to direct the disposition of:
10,857,782
(iv) Shared power to dispose or to direct the disposition of:
180,000**
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

** Mr. Schatz is a trustee of a charitable foundation that is the record holder of 180,000 shares of Common Stock of the Issuer. The three other trustees of the charitable foundation are members of Mr. Schatz's immediate family. Accordingly, Mr. Schatz may be deemed to share with the other trustees voting and dispositive power with respect to the charitable foundation's 180,000 shares. Mr. Schatz disclaims beneficial ownership of the shares held by the charitable foundation.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

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13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 10, 2003

Company Name(s):

DOUGLAS S. SCHATZ & JILL E. SCHATZ FAMILY TRUST

By:	/s/
Name:	Douglas S. Schatz
Title:	Trustee

By:	/s/
Name:	Jill E. Schatz
Title:	Trustee

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